OMB APPROVAL

OMB Number:	3235-0360
Expires:	July 31, 2009
Estimated average burden hours per response	1.0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number: 811-05309	Date examination completed: August 31, 2007

2.	State identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify:

3.	Exact name of investment company as specified in registration statement: First American Investment Funds, Inc.,

4.	Address of principal executive office (number, street, city, state, zip code): 800 Nicollet Mall Minneapolis, MN 55402
INSTRUCTIONS
This Form must be completed by investment companies that have custody of securities or similar investments.
Investment Company
1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.
THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
SEC2198 (10-03)

Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940
November 19, 2007
I, as a member of management of the Quantitative Large Cap Core, Quantitative Large Cap Growth, and Quantitative Large Cap Value Funds (referred to collectively as the “funds”), am responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of August 31, 2007, and from July 31, 2007 through August 31, 2007.
Based on this evaluation, I assert that the funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2007, and from July 31, 2007 through August 31, 2007, with respect to securities reflected in the investment accounts of the funds.

By:	/s/ Charles D. Gariboldi, Jr.
Charles D. Gariboldi, Jr.
Treasurer First American Investment Funds, Inc.

Report of Independent Registered Public Accounting Firm
The Board of Directors
First American Investment Funds, Inc.
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that the Quantitative Large Cap Core, Quantitative Large Cap Growth and Quantitative Large Cap Value Funds (referred to collectively as the “funds”) complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of August 31, 2007. Management is responsible for the funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the funds’ compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2007, and with respect to agreement of security purchases and sales, for the period from July 31, 2007 (the date of inception of the funds) through August 31, 2007:
•	Confirmation of all securities held by institutions in book entry form (Bank of New York, Depository Trust Company, and Federal Reserve Bank of Boston);

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents; and

•	Agreement of 13 security purchases and 12 security sales or maturities since our last examination from the books and records of the funds to broker confirmations.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the funds’ compliance with specified requirements.
In our opinion, management’s assertion that the funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of August 31, 2007, with respect to securities reflected in the investment accounts of the funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
November 19, 2007